Results of Shareholder Vote for the Wilmington Tax-Exempt Money
Market Fund

The Board of Trustees of Wilmington Funds (the "Trust"), on behalf of Wilmington Tax-Exempt Money Market Fund (the "Tax Exempt Fund"), a series of the Trust, called a Special Meeting of Shareholders of the Fund (the "Meeting") to be held on August 10, 2016, to vote on an important proposal that affects the Fund.

During the Meeting, shareholders of the Tax Exempt Fund were asked to vote on the following proposal:

1.To approve an Agreement and Plan of Reorganization providing for: (i) the transfer of substantially all of the assets and liabilities of the Tax Exempt Fund into the Wilmington U.S. Government Money Market Fund (the
"Govt. Fund" of "Acquiring Fund") in exchange for shares of Acquiring Fund indicated below; and (ii) the distribution of the shares of designated classes of Acquiring Fund to the shareholders of the Tax Exempt Fund in liquidation of the Tax Exempt Fund:

Wilmington Tax-Exempt Money    Wilmington U.S. Government Money
Market Fund                    Market Fund
Service Class                  Service Class
Select Class                   Select Class
Administrative Class           Administrative Class

All shareholders of record at the close of business on May 27, 2016 were entitled to attend or submit proxies. As of the record date, the Fund had 507,536,566 shares outstanding.

At the meeting, shareholders of the Fund approved the proposal to approve an Agreement and Plan of Reorganization. The results of the voting for the proposal were as follows:

Votes For          Votes Against       Votes Abstained
318,170,531           148,410            227,666